Exhibit 99.4

Third Quarter 2014 Financial Results October 30 , 2014

Forward Looking Statements This presentation includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend,“ "plan," "may," "will," "could," "should," "believes," "predicts," "potential," and "continue" or variations of such words, other similar words or similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, statements relating to future financial and operating results, our financial condition and our plans, objectives, prospects, expectations and intentions. These forward-looking statements involve significant risks and uncertainties and other factors and assumptions that could cause actual results to differ materially from the forward-looking statements. Most of these factors and assumptions are outside of our control and are difficult to predict. In addition to the factors and assumptions contained in this presentation, the following factors and assumptions, among others, could cause or contribute to such material differences: downturns in the worldwide economy; our ability to realize all of the anticipated benefits of future acquisitions; our ability to obtain, renew and maintain certain permits, licenses and approvals relating to our landfill operations; and fuel cost and commodity price fluctuations. Additional factors and assumptions that could cause Progressive Waste Solutions Ltd.'s results to differ materially from those described in the forward-looking statements can be found in the most recent annual information form under the heading “Risk Factors”. Progressive Waste Solutions Ltd. cautions that the foregoing list of factors is not exclusive and that investors should not place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements concerning Progressive Waste Solutions Ltd., or other matters attributable to Progressive Waste Solutions Ltd. or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Progressive Waste Solutions Ltd. does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by applicable law. 2

THIRD QUARTER 2014 REVIEW Joe Quarin President & CEO 3

4 Q3 2014 CEO Highlights An active third quarter and we are pleased with our progress. Improvement on key financial measures, including consolidated revenues, adjusted EBITDA(A), adjusted operating EBIT(A) and free cash flow(B), excluding the impact of FX. Organic growth of 2.2% driven by higher price and volume. Confident in FY2014 outlook. Increasing expectation for FY2014 adjusted net income(A) per share and free cash flow(B). Achieving results and building momentum for 2015 as strategic initiatives take hold. Focused on operational excellence. Committed to disciplined, strategic capital allocation. (A) Please refer to the definition and explanation of (A) on slide 27 (B) Please refer to the definition and explanation of (B) on slide 30

THIRD QUARTER 2014 FINANCIAL REVIEW Ian Kidson Executive Vice President & CFO 5

Reported Revenue By Segment $U.S. (MM) 6 Highlights Total company revenue increased by 0.1% QoQ. Excluding the impact of FX, revenues grew 2.0%. Excluding FX impact, revenues in Canada grew by 5.1%. Q3/14 U.S. south revenue increased by 3.8% QoQ. U.S northeast revenue declined by 8.1% QoQ due to strategic elimination of less profitable business, as well as lower disposal volumes and asset divestitures. $520.7(1) $521.2(1) 1) Canadian revenue converted to $U.S. at $0.9180 and $0.9630 for the Q3/14 and Q3/13 periods, respectively % of Total Revenue Q3 2013 Q3 2014 Canada 38.2% 38.2% U.S. south 42.9% 44.5% U.S. northeast 18.9% 17.3% Total 100.0% 100.0%

Revenue Growth Price reflects organic average price change, net of rollbacks and excludes fuel surcharges, across the Company’s customer base OCC average price based on RISI pricing weighted to the company’s regions in Q3/14 equaled $95(vs. Q3/13 = $112/ton) While volumes in our Canadian segment increased compared to the third quarter last year, volume growth in our U.S. south segment was overshadowed by volume declines in the U.S. northeast. The decline in U.S. northeast volumes is largely due to the elimination of less profitable business 7 Components of Revenue Growth (Decline) Q3 2013 Q3 2014 CAN U.S. Company CAN U.S. Company Price(1) 1.4% 0.8% 1.1% 2.5% 1.7% 2.1% Fuel Surcharges - 0.1% 0.1% - (0.1%) (0.1%) Recycling and Other(2) 0.7% 0.5% 0.6% (0.3%) (0.2%) (0.3%) Total Price Growth 2.1% 1.4% 1.8% 2.2% 1.4% 1.7% Volume (Decline) Growth (3) (2.5%) 4.4% 1.5% 2.7% (0.9%) 0.5% Total Organic Revenue (Decline) Growth (0.4%) 5.8% 3.3% 4.9% 0.5% 2.2% Net Acquisitions 1.3% 8.4% 5.3% 0.2% (0.4%) (0.2%) Total Growth Excluding Foreign Exchange 0.9% 14.2% 8.6% 5.1% 0.1% 2.0% FX (1.7%) (1.9%) Total Growth Including FX 6.9% 0.1%

Operating Expenses $U.S. (MM) Operating expenses increased QoQ by approximately $0.2MM or $5.8MM excluding the impact of FX. Canadian operating expenses, excluding the FX impact increased by $4.5MM, QoQ due to the Calgary landfill closure impact on transportation costs. U.S. south segment operating costs increased by $7.2MM QoQ principally due to organic revenue growth. U.S. northeast segment realized a decline in operating costs of $5.9MM, due to lower transportation, disposal and labor costs. Consolidated operating costs as percentage of revenues unchanged at 62.1%. $323.4(1) $323.6(1) 8 Highlights 1) Canadian operating expenses converted to $U.S. at $0.9180 and $0.9630 for the Q3/14 and Q3/13 periods, respectively

Adjusted Selling, General and Administration Expenses (“Adjusted SG&A”)(1) $U.S. (MM) Adjusted SG&A decreased $4.7MM to $57.7MM in Q3/14 QoQ. As a percentage of revenue, adjusted SG&A was 11.1% versus 12.0% in the same period last year. $62.4 $57.7 9 Highlights 1) Please refer to page 27 which outlines the types of expenses excluded from selling, general and administration expense as reported

Adjusted Earnings Before Interest, Tax, Depreciation, Amortization (“Adjusted EBITDA(A) ”) $U.S. (MM) Highlights Q3/14 consolidated adjusted EBITDA(A) increased 3.7% QoQ to $139.8MM. Adjusted EBITDA(A) increased 6.2% excluding the impact of FX. Adjusted EBITDA(A) margins for the consolidated company were 26.8% in Q3/14 vs. 25.9% in Q3/13. $134.9 $139.8 10 Please refer to the definition and explanation of (A) on slide 27 Adjusted EBITDA(A) Margins Q3 2013 Q3 2014 Canada 34.4% 35.5% U.S. south 26.1% 25.1% U.S. northeast 21.6% 21.2% Company 25.9% 26.8%

Amortization Q3/14 intangible, capital and landfill amortization decreased $5.9MM from the prior year to $72.3MM. A portion of the decline is attributable to FX which totaled about $1.4MM in the quarter. The remaining decline is largely a function of the approximately $4.1MM charge we recorded in Q3/13 for the revocation of an operating permit for a redundant transfer station. 11 $U.S. (MM) Q3 2013 Q3 2014 Amortization $78.2 $72.3 Amortization % Revenue 15.0% 13.9%

Interest Expense and Balance Sheet Total long-term debt was $1.47B at September 30, 2014 vs. $1.51B at June 30, 2014. Funded debt to EBITDA, as defined and calculated in accordance with our consolidated facility, was 2.83x at September 30, 2014 compared with 2.95x as at June 30, 2014. Comfortable with current leverage level and believe optimal long-term leverage range for the company is between 2.5x and 3.0x. Interest expense on total outstanding debt was $15.7MM for the three months ended September 30, 2014. 12 Long-Term Debt Facilities $U.S. MM Available Lending Accordion Facility Drawn Letters of Credit Available Capacity Ratings Senior Secured Term B Facility $491.3 - $491.3 - - Moody's BA1 S&P BBB Senior Secured Revolving Facility $1,850.0 $750.0 $904.8 $202.6 $742.6 Industrial Revenue Bonds(1) $64.0 - $64.0 - - Variable Rate Demand Solid Waste Disposal Revenue Bonds

Effective Tax Rate and Cash Taxes Total taxes were $11.7MM in Q3/14. Total income tax expense was little changed versus the same period last year. Based on year-to-date performance, now expect effective tax rate to be 23.5% to 24.5% in fiscal year 2014. 13

Q3/14 Adjusted Net Income(A) and Adjusted EPS(A) Items of note $U.S. (MM) EPS ($) Segment Financial Statement Line Item Reported Net Income and EPS (diluted) $40.8MM $0.36 Fair value movements in stock options 1.60 0.01 Corporate SG&A Restricted share expense 0.20 - Corporate SG&A Non-operating and non-recurring expenses 1.00 0.01 Corporate SG&A Net gain on financial instruments (2.70) (0.02) All SG&A Net income tax expense 0.30 - Adjusted net income(A) and Adjusted EPS(A) (diluted) $41.2 $0.36 14 Please refer to the definition and explanation of (A) on slide 27

Capital Expenditures $U.S. (MM) The decrease in replacement expenditures is due in part to the timing of spend, but now expecting lower replacement expenditures in FY2014. Residential contract wins in our U.S. south segment is the primary reason for the increase in growth spending quarter-to-quarter. $90.0 $57.9 15 Highlights

Free Cash Flow(B) (“FCF”) $U.S. (MM) Generated free cash flow(B), excluding internal infrastructure investments, of $64.3MM in Q3/14, representing 12.3% of revenue. We now expect free cash flow(B) of between $231 and $237MM in 2014, excluding infrastructure spending, due largely to lower replacement capital expenditures. 16 (B) Please refer to the definition and explanation of (B) on slide 30 Highlights

17 2014 Guidance(1): Raising Adjusted Net Income(A) and Free Cash Flow(B) $U.S. (MM) Prior 2014 Guidance Updated 2014 Guidance Impact Revenue $1,990 to $2,010 $1,990 to $2,010 No change – high end of range Adjusted EBITDA(A) $528 to $538 $528 to $538 No change – low end of range Amortization expense, as a percentage of revenue 14.2% 13.9% Decrease Adjusted operating EBIT(A) $245 to $253 $245 to $253 No change Interest on long-term debt $64 to $66 $64 to $66 No change Effective tax rate as a percentage of income before income tax expense and net loss from equity accounted investee 30% to 32% 23.5% to 24.5% Decrease Cash taxes (expressed on an adjusted basis) $35 to $37 $32 to $34 Decrease Adjusted net income(A) per diluted share $1.06 to $1.15 $1.31 to $1.32 Increase Free cash flow(B) excluding additional internal infrastructure investment $210 to $225 $231 to $237 Increase Capital and landfill expenditures excluding internal infrastructure investment and including net proceeds on sale(1) $212 to $216(1) $196 to $200(1) Decrease Internal infrastructure investment(2) $20(2) $18(2) Decrease Expected annual cash dividend, payable on a quarterly basis C$0.60 per share C$0.64 per share effective 9/30/14 Increase Guidance assumes no change in the current economic environment and excludes the impact of any acquisitions we may complete in 2014 Assumes foreign exchange rate of $0.90 U.S. for each Canadian dollar Assumes an average recycled commodity price for the year that is equal to our average price for Q4 2013 (A) Please refer to the definition and explanation of (A) on slide 27 Please refer to the definition and explanation of (B) on slide 30 Capital and landfill expenditures includes replacement expenditures, including net proceeds on sale, representing approximately 8% of revenue Completion of natural gas plant at Lachenaie Landfill, Quebec

18 Closing Remarks Achieving results and building momentum for 2015. Making important progress on strategic and operational initiatives. Focused on operational excellence. Committed to disciplined, strategic capital allocation.

QUESTIONS 19

Appendix October 30, 2014 20

Q3 2014 Financial Highlights 21 U.S. (MM) Except per share amounts Q3/2013 Q3/2014 QoQ Canada $199.1 $199.2 - U.S. south 223.4 231.8 3.8% U.S. northeast 98.2 90.2 (8.1%) Total Revenues $520.7 $521.2 0.1% Adjusted Net Income(A) $31.3 $41.2 31.5% Reported Net Income $20.1 $40.8 103.1% Adjusted EPS(A) (diluted) $0.27 $0.36 33.1% Reported EPS (diluted) $0.17 $0.36 109.2% Adjusted Operating EBIT(A) $61.6 $68.3 10.8% Adjusted EBITDA(A) $134.9 $139.8 3.7% Adjusted EBITDA(A) Margin 25.9% 26.8% 0.9% Adjusted EBITA(A) $75.2 $81.2 8.0% Free Cash Flow(B) $27.0 $62.3 130.7% Weighted Average Share Count 115,171 114,745 Total Actual Outstanding Share Count 115,175 114,746 (A) Please refer to the definition and explanation of (A) on slide 27 (B) Please refer to the definition and explanation of (B) on slide 30

Reported and Gross Revenues(1) 22 (1) Gross Revenue includes intercompany revenue on a consolidated basis and includes the impact of FX $U.S. (MM) Q3/13 Q4/13 Q1/14 Q2/14 Q3/14 Total Reported Revenues $520.7 $502.0 $469.8 $513.5 $521.2 U.S. $321.6 $309.9 $302.4 $321.1 $322.0 Canada $199.1 $192.1 $167.4 $192.4 $199.2 Q3/13 Q3/14 $U.S. % total $U.S. % total Commercial $177.2 34.0% $178.0 34.2% Industrial 96.0 18.4% 96.3 18.5% Residential 118.6 22.8% 116.4 22.3% Transfer and Disposal 187.9 36.1% 186.6 35.8% Recycling 14.2 2.7% 15.9 3.1% Other 11.2 2.1% 9.9 1.9% Gross Revenues $605.1 116.1% $603.1 115.8% Intercompany (84.4) (16.1%) (81.9) (15.8%) Revenues $520.7 100.0% $521.2 100.0%

Q3 2014 Gross Revenue By Service Line(1) in U.S. and Canada 23 (1) Gross Revenue includes intercompany revenue on a consolidated basis $U.S. (MM) CAN U.S. CAD % total $U.S. % total Commercial $85.8 39.5% $99.2 30.8% Industrial 43.4 20.0% 56.5 17.5% Residential 37.2 17.1% 82.3 25.5% Transfer and Disposal 75.1 34.6% 117.8 36.6% Recycling 8.1 3.7% 8.4 2.6% Other 5.1 2.3% 5.2 1.6% Gross Revenues $254.7 117.2% $369.4 114.6% Intercompany (37.7) (17.2%) (47.4) (14.6%) Revenues $217.0 100.0% $322.0 100.0%

Reconciliation of Adjusted EBITDA(A) to Free Cash Flow(B) 24 (A) Please refer to the definition and explanation of (A) on slide 27 (B) Please refer to the definition and explanation of (B) on slide 30 Q3 2013 2014 Adjusted EBITDA(A) $134.9 $139.8 Purchase of restricted shares 0.1 0.2 Capital and landfill asset purchases (90.0) (57.9) Proceeds from the sale of capital and landfill assets 1.2 1.6 Landfill closure and post closure expenditures (1.3) (1.3) Landfill closure and post closure accretion expenses 1.4 1.6 Interest on long - term debt (14.8) (15.7) Non - cash interest expense 0.9 0.7 Current income tax expense (5.4) (6.7) Free Cash Flow(B) $27.0 $62.3

Foreign Currency Translation Sensitivity We have elected to report our financial results in U.S. dollars. However, we earn a significant portion of our revenues and income in Canada. Based on our 2014 guidance outlook, if the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $8.2MM. EBITDA(A) is similarly impacted by approximately $2.5MM, assuming a strengthening U.S. dollar. The impact on net income and free cash flow(B) for a similar change in FX rate, results in an approximately $1.1MM and $900,000 decline, respectively. Should the U.S. dollar weaken by one cent, our reported revenues, EBITDA(A) , net income and free cash flow(B) will improve by amounts similar to those outlined above as a result of a strengthening U.S. dollar. 25 Please refer to the definition and explanation of (A) on slide 27 Please refer to the definition and explanation of (B) on slide 30

Recycled Fiber Sensitivity Our revenues and earnings are impacted by changes in recycled commodity prices, which principally include old corrugated cardboard (“OCC”) and other paper fibers, including newsprint, sorted office paper and mixed paper. Other commodities we receive include wood, plastics, aluminum and metals. Our results of operations may be affected by changing prices or market demand for recyclable materials. The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control. These fluctuations may affect our consolidated financial condition, results of operations and cash flows. Based on current volumes, a ten dollar change in the price of an average basket of commodities results in an approximately $7.6MM change to revenues and an approximately $0.04 change to net income per share on an annual basis, applying the average FX rate for 2013. 26

Non-GAAP Disclosure (A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the consolidated statement of operations and comprehensive income or loss. Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, other expenses, income taxes and income or loss from equity accounted investee. Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies. Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital and landfill assets, interest on long-term debt, loss on extinguishment of debt, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for the exclusion of each item are as follows: Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses. Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense. Non-recurring expenses include certain equity based compensation, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time. These expenses are not considered an expense indicative of continuing operations. Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA. Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs all of which were incurred in connection with our acquisition of WSI. These expenses are not considered an expense indicative of continuing operations. Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA. Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Net gain or loss on sale of capital and landfill assets – proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings. Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time. Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Loss on extinguishment of debt – loss on extinguishment of debt is a function of our debt financing. Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. 27

Non-GAAP Disclosure (A) Continued - Re-measurement gain on previously held equity investment – as a non-cash item, a re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA. Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations. Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization of capital and landfill assets. All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for net gain or loss on the sale of capital and landfill assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets. All references to “Adjusted net income” are to adjusted operating income after adjusting, as applicable net gain or loss on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt, other expenses and net income tax expense or recovery. Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows. Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies. Each of these measures are important for investors and are used by management in the management of its business. Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors. Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital. In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees. Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets. Intangible assets are measured at fair value when we complete an acquisition and amortized over their estimated useful lives. We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state. We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses. Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective. Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our net income per share. Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses. Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors. 28

Non-GAAP Disclosure 29 Q3 2013 2014 Operating income $50.8 $65.5 Transaction and related costs - SG&A 0.1 - Fair value movements in stock options - SG&A 4.8 1.6 Restricted share expense - SG&A 0.2 0.2 Impairment of intangible assets - Amortization 4.1 - Non-operating and non-recurring expenses - SG&A 1.6 1.0 Adjusted operating income $61.6 $68.3 Net gain on sale of capital and landfill assets (0.8) (0.8) Amortization 74.1 72.3 Adjusted EBITDA $134.9 $139.8 Amortization of capital and landfill assets (59.7) (58.6) Adjusted EBITA $75.2 $81.2 Net income $20.1 $40.8 Transaction and related costs - SG&A 0.1 - Fair value movements in stock options - SG&A 4.8 1.6 Restricted share expense - SG&A 0.2 0.2 Non-operating and non-recurring expenses - SG&A 1.6 1.0 Impairment of intangible assets - Amortization 4.1 - Net loss (gain) on financial instruments 2.6 (2.7) Net income tax (recovery) expense (2.2) 0.3 Adjusted net income $31.3 $41.2

Non-GAAP Disclosure (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies. The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases. All references to “free cash flow” in this document have the meaning set out in this note. 30 Q3 2013 2014 Adjusted EBITDA(A) $134.9 $139.8 Purchase of restricted shares 0.1 0.2 Capital and landfill asset purchases (90.0) (57.9) Proceeds from the sale of capital and landfill assets 1.2 1.6 Landfill closure and post closure expenditures (1.3) (1.3) Landfill closure and post closure accretion expenses 1.4 1.6 Interest on long - term debt (14.8) (15.7) Non - cash interest expense 0.9 0.7 Current income tax expense (5.4) (6.7) Free Cash Flow(B) $27.0 $62.3